UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission File Number 001-09120

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
THRIFT AND TAX-DEFERRED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
80 PARK PLAZA
NEWARK, NEW JERSEY 07102
MAILING ADDRESS: P.O. Box 1171
NEWARK, NEW JERSEY 07101-1171

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
THRIFT AND TAX-DEFERRED SAVINGS PLAN

TABLE OF CONTENTS

Page(s)

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	4

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2005 and 2004 and for the Year Ended December 31, 2005	5-13

SUPPLEMENTAL SCHEDULE
Schedule H, Part IV Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005	14

SIGNATURE	15

EXHIBIT INDEX	16

All other schedules required by Section 2520.103.10 of the Department of Labor’s rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of Public Service Enterprise Group Incorporated
Thrift and Tax-Deferred Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Public Service Enterprise Group Incorporated Thrift and Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic 2005 financial statements taken as a whole. The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.
Kingston, Pennsylvania
June 9, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of Public Service Enterprise Group Incorporated
Thrift and Tax-Deferred Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Public Service Enterprise Group Incorporated Thrift and Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Parsippany, New Jersey
June 27, 2005

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
THRIFT AND TAX-DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,

	2005	2004

ASSETS
Investments at Fair Value:
Plan Interest in Master Employee Benefit Plan Trust (Note 3)	$945,307,518	$874,857,594
Participant Loans	11,143,969	12,527,762

Total Investments	956,451,487	887,385,356

Receivables:
Deposits and Contributions – Employees	1,287,923	1,445,811
Deposits and Contributions – Employer	493,650	506,450

Total Receivables	1,781,573	1,952,261

Total Assets	958,233,060	889,337,617

LIABILITIES
Accounts Payable	347,121	301,864
Accrued Expenses	442,120	331,527

Total Liabilities	789,241	633,391

NET ASSETS AVAILABLE FOR BENEFITS	$957,443,819	$888,704,226

See Notes to Financial Statements.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
THRIFT AND TAX-DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2005

ADDITIONS
Net Investment Income
Plan Interest in Income of Master Employee Benefit Plan Trust (Note 3)	$73,683,849
Interest on Participant Loans	512,478

Total Net Investment Income	74,196,327

Deposits and Contributions
Employees	40,249,609
Employer	13,166,373

Total Deposits and Contributions	53,415,982

Total Additions	127,612,309

DEDUCTIONS
Benefit Payments to Participants	57,484,159
Administrative Expenses	1,440,665

Total Deductions	58,924,824

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS, PRIOR TO TRANSFERS	68,687,485

Transfer from Employee Savings Plan—Net	52,108

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	68,739,593

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	888,704,226

End of Year	$957,443,819

See Notes to Financial Statements.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
THRIFT AND TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.	DESCRIPTION OF THE PLAN

General

The following description of the Public Service Enterprise Group Incorporated Thrift and Tax-Deferred Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

The Plan is a defined contribution plan covering substantially all non-bargaining unit employees of Public Service Enterprise Group Incorporated (Company) and its Participating Affiliates (each, an Employer). The Company’s Employee Benefits Committee (Benefits Committee) is the Named Fiduciary of the Plan and controls and manages its operation and administration. The trustee of the Plan, The Bank of New York (Trustee), is responsible for the custody and management of the Plan’s assets. Hewitt Associates is the record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The majority of the Plan’s assets is held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Employee Benefit Trust (Master Trust), a master trust established by the Company and administered by the Trustee.

Contributions, Deposits and Investment Options

Generally, Participants may contribute from 1% to 8% of their annual compensation each year as basic deposits, as defined in the Plan (Basic Deposits), subject to certain Internal Revenue Code (IRC) limitations. A Participant’s Employer contributes 50% of this Basic Deposit as its matching contribution to the Plan (Employer Contributions). Employer Contributions begin when that Participant has completed one Year of Service, as defined in the Plan, with his/her Employer. Employer Contributions are made in cash. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

In addition, a Participant may elect to make supplemental deposits to the Plan in increments of 1% of compensation up to an additional 42% of compensation (Supplemental Deposits), subject to certain IRC limitations, without any corresponding matching Employer Contribution. Participants may designate such Basic and/or Supplemental Deposits as post-income tax contributions (Nondeferred Deposits) or pre-income tax contributions (Deferred Deposits).

Each Participant may, within any Plan Year, make one or more additional lump sum deposits on a nondeferred basis in minimum amounts of $250 and in such total amounts which, when aggregated with such Participant’s Basic Deposits and Supplemental Deposits, do not exceed 50% of his or her compensation for that Plan Year and subject to IRC limitations.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan offers investment options in the Common Stock of the Company via the Enterprise Common Stock Fund, the Employee Stock Ownership Plan Fund (ESOP Fund), the Schwab Personal Choice Retirement Account (PCRA) Fund, five mutual funds and three pre-mix portfolios, each of which are invested in specific percentages of the mutual funds.

The ESOP Fund was only available to Participants who were hired prior to August 1, 1986 and qualified for participation. Contributions to or transfers into the ESOP Fund are no longer permitted. ESOP Fund Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of the Company Common Stock held for their account in the ESOP Fund.

Participant Accounts

Individual accounts are maintained for each Participant. Each Participant’s account is credited with the Participant’s contributions and allocations of (a) the Employer’s contributions and (b) Plan earnings, and charged with an allocation of certain administrative expenses. Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant or beneficiary is entitled upon death, disability, retirement, or termination of service as applicable, is the benefit that can be provided from the Participant’s vested account.

Participants who have elected to participate in the Enterprise Common Stock Fund may elect to have the dividends on the shares of the Common Stock paid directly to the Participant (or beneficiary) in cash or paid to the Participant’s account, which will then be reinvested in the Enterprise Common Stock Fund. These provisions are not applicable with respect to Enterprise Common Stock held in a Participant’s ESOP Account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance at the time the loan is originated. The loans are secured by the balance in the Participant’s account and bear interest at rates that range from 4.00% to 10.75%, which are commensurate with local prevailing rates at the time that the loan was originated, as determined by the Benefits Committee. Principal and interest is paid ratably through payroll deductions.

No amounts may be loaned directly from any ESOP Fund, from any portion of a Participant’s Savings Account attributable to transfers from the Cash Balance Plan of Public Service Enterprise Group Incorporated (Cash Balance Plan) or from assets held in the Schwab PCRA Fund. No Participant may have more than two loans outstanding at any time.

Payment of Benefits

On termination of service due to retirement, a Participant may elect to receive an amount equal to the value of the vested interest in his or her account in either a lump-sum amount, or in quarterly or annual installments over a ten-year period. If a Participant’s account balance is less than $1,000 at the time of termination, the Participant will receive an automatic lump-sum payment for the entire account balance. For termination due to death, the Participant’s beneficiary will receive a lump-sum distribution equal to the value of the Participant’s vested interest in his or her account. For termination of service for reasons other than those described above, the Participant will receive an automatic lump-sum distribution equal to the value of the Participant’s vested interest in his or her account.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Vesting

Except for amounts transferred from the Cash Balance Plan into the Plan, Employer Contributions to a Participant’s Thrift Account are fully vested. Amounts transferred from the Cash Balance Plan follow the Cash Balance Plan vesting regulations and vest upon the earliest of a Participant’s completion of five years of service with an Employer, attainment of age 65 or approval for benefits under an Employer’s long-term disability plan. All amounts credited to a Participant’s ESOP Fund are fully vested.

Forfeitures

Any nonvested portion (amounts transferred from the Cash Balance Plan) of the Participant’s account, determined as of the date of severance from employment, will be forfeited and will be applied thereafter to reduce a subsequent contribution or contributions of the Employer as provided in the Plan. If such former Participant is rehired and remains employed by an Employer at the end of the fifth Plan Year after the Plan Year in which such severance occurred, then such nonvested portion of the Participant’s Account will be reinstated by the Employer and the Participant’s right thereto will be determined as if the Participant had not terminated employment, provided that the Participant repays to the Plan the amount of any distribution paid to him or her resulting from the severance from employment. For the years ended December 31, 2005 and 2004, forfeitures, net of reinstatements, amounted to $3,920 and $21,903, respectively.

Penalties Upon Withdrawal

If a Participant withdraws Basic and/or Supplemental Deposits and/or vested Employer Contributions before they have been in the Plan for twenty-four months, such Participant will lose the matching Employer Contributions on Basic and/or Supplemental Deposits made during the subsequent three months. Distributions to Participants electing to withdraw Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan’s record keeper. Nondeferred Deposits may be withdrawn at any time, but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59-1/2 except for reasons of extraordinary financial hardship and to the extent permitted by the IRC (hardship withdrawals). Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the U.S. (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Risks and Uncertainties

The Plan utilizes various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect Participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments consist of the Master Trust and Participant Loans. The investments in the Master Trust are stated at fair market value, except for its contracts within the Stable Value Fund. The Plan’s investments in the guaranteed annuity contracts of the Stable Value Fund are with various insurance companies and other financial institutions. The contracts are included in the financial statements at contract value as reported to the Plan. Contract value represents contributions made under the contracts plus accumulated interest, less withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The aggregate fair value of the investment contracts at December 31, 2005 was $573,857,841. The average yield was approximately 4.52% for 2005. The crediting interest rates were approximately 4.52% and 4.36% for 2005 and 2004, respectively. The crediting interest rate is based on a formula agreed upon with the issuers, but may not be less than 0%. Such rates are reviewed on a quarterly basis for resetting. The fair market value of the wrapper contract in the Stable Value Fund as of December 31, 2005 and 2004 was $5,568,987 and ($6,948,180), respectively.

Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, was issued in 2005, effective for financial statements for plan years ending after December 15, 2006. This position will require that all defined contribution plans, including both health and welfare plans, and pension plans, disclose, among other disclosures, the following in connection with fully benefit-responsive investment contracts, in the aggregate:

a)

A description of the nature of those investment contracts, how they operate, and the methodology for calculating the interest crediting rate, including the key factors that could influence future average crediting rates, the basis for and frequency of determining interest crediting rate resets, and any minimum interest crediting rate under the terms of the contracts. This disclosure should explain the relationship between future interest crediting rates and the amount reported on the statement of net assets available for benefits representing the adjustment for the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value.

b)

The average yield earned by the plan for all fully benefit-responsive investment contracts (which may differ from the interest rate credited to participants in the plan) for each period for which a statement of net assets available for benefits is presented. This average shall be calculated by dividing the annualized earnings of all fully benefit-responsive investment contracts in the plan (irrespective of the interest rate credited to participants in the plan) by the fair value of all fully benefit-responsive investment contracts in the plan.

c)

The average yield earned by the plan for all fully benefit-responsive investment contracts with an adjustment to reflect the actual interest rate credited to participants in the plan for each period for which a statement of net assets available for benefits is presented. This average yield shall be

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

calculated dividing the annualized earnings credited to participants in the plan for all fully benefit-responsive investment contracts in the plan (irrespective of the actual earnings of those investments) by the fair value of all fully benefit-responsive investment contracts in the plan.

d)

A description of the events that limit the ability of the plan to transact at contract value with the issuer (for example, premature termination of the contracts by the plan, plant closings, layoffs, plan termination, bankruptcy, mergers, and early retirement incentives), including a statement as to whether the occurrence of those events that would limit the plan’s ability to transact at contract value with participants in the plan is probable or not probable.

e)	A description of the events and circumstances that would allow issuers to terminate fully benefit-responsive investment contracts with the plan and settle at an amount different from contract value.

Short-Term Investments are stated at cost, which approximates fair market value. The Participants Loans are valued at outstanding principal balance plus accrued interest. Quoted market prices are used to value all other investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

Investment gains and losses from securities transactions are computed using an adjusted cost basis as prescribed by the U.S. Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure.

Payment of Benefits

Benefit payments to Participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan, but have not yet been paid were $143,040 and $217,947 as of December 31, 2005 and 2004, respectively.

Administrative Expenses of the Plan

Certain expenses incurred with the general administration of the Plan, including taxes and brokerage costs, are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits. Other expenses are paid by the Employers (Note 5).

Transfers of the ESOP Fund

Participants are permitted to transfer all, but not less than all, of the shares of the Company’s Common Stock from their ESOP Fund to other investment options in the Plan. To affect such transfers, the Trustee will sell the shares of the Company’s Common Stock held in the ESOP Fund and invest the proceeds in the other investment funds designated by the Participant. The cash value of each share of the Company’s Common Stock transferred will be equal to the price per share of the Company’s Common Stock actually received by the Trustee.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	INVESTMENT OF THE PLAN AND THE PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED EMPLOYEE SAVINGS PLAN (SAVINGS PLAN) IN THE MASTER TRUST

Use of the Master Trust permits the commingling of trust assets with the assets of the Savings Plan for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the respective participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. As of December 31, 2005 and 2004, the Plan’s interests in such assets of the Master Trust were approximately 58% and 59%, respectively.

	As of December 31,

	2005	2004

Investments at Fair Value:
Cash and Cash Equivalents	$22,904,746	$22,033,831
Common Stock of Public Service Enterprise Group Incorporated*	209,629,538	178,336,571
Mutual Funds	764,386,865	692,585,413
Guaranteed Investment Contracts (GICs)	579,426,828	533,302,014
Schwab PCRA Fund (a)	40,911,008	38,920,487

Total Investments	$1,617,258,985	$1,465,178,316

For the Year Ended December 31, 2005

Investment Income:
Net Appreciation in Fair Value of Mutual Funds	$55,053,487
Net Appreciation in Fair Value of Common Stock of Public Service Enterprise Group Incorporated*	42,911,225
Net Depreciation in Fair Value of Schwab PCRA Fund (a)	(1,253,468)
Interest from GICs	24,897,043
Dividends from Common Stock of Public Service Enterprise Group Incorporated*	7,442,005

Total Investment Income, Net	$129,050,292

(a)

Amounts primarily relate to equity investments in stocks and through mutual funds. The net depreciation in fair value is primarily comprised of realized/unrealized gains or losses and dividends earned on these equity investments.

    * Permitted party-in-interest.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Assets of the Stable Value Fund

The assets of the Stable Value Fund, included in the Master Trust, are primarily invested in GICs with additional investments in the Trustee’s Short-Term Investment Fund. As of December 31, 2005, the Stable Value Fund was comprised of the following:

Issuer	Type	Expiration	Effective Rate	Contract Value

Bank of America (A)	Synthetic	Open-Ended	4.11%	$64,739,789
ING Life Insurance & Annuity Co. (A)	Synthetic	Open-Ended	4.10%	72,813,136
JP Morgan Chase (A)	Synthetic	Open-Ended	4.13%	54,608,742
Metropolitan Life (A)	Synthetic	Open-Ended	4.68%	104,114,704
Monumental Life (A)	Synthetic	Open-Ended	4.66%	104,092,841
Rabobank Nederland (A)	Synthetic	Open-Ended	5.24%	90,864,224
State Street Bank and Trust (A)	Synthetic	Open-Ended	3.69%	18,139,231
UBS AG (A)	Synthetic	Open-Ended	4.71%	70,054,161

Total GICs				579,426,828
Investment in Bank of New York Short-Term Investment Fund			4.13%	15,090,159

Total Stable Value Fund				$594,516,987

(A)	Managed by INVESCO Institutional, Inc.

As of December 31, 2004, the Stable Value Fund was comprised of the following:

Issuer	Type	Expiration	Effective Rate	Contract Value

Bank of America (A)	Synthetic	Open-Ended	3.74%	$62,246,440
ING Life Insurance & Annuity Co. (A)	Synthetic	Open-Ended	3.70%	63,210,860
John Hancock	Synthetic	Open-Ended	6.26%	4,655,190
JP Morgan Chase (A)	Synthetic	Open-Ended	4.05%	36,200,306
Metropolitan Life (A)	Synthetic	Open-Ended	4.35%	95,753,800
Monumental Life (A)	Synthetic	Open-Ended	4.40%	95,747,990
Prudential Life Insurance Company	Traditional	November 30, 2005	6.99%	6,581,920
Rabobank Nederland (A)	Synthetic	Open-Ended	5.31%	81,372,945
State Street Bank and Trust (A)	Synthetic	Open-Ended	3.79%	20,607,700
UBS AG (A)	Synthetic	Open-Ended	4.72%	66,924,863

Total GICs				533,302,014
Investment in Bank of New York Short-Term Investment Fund			2.05%	13,725,976

Total Stable Value Fund				$547,027,990

(A)	Managed by INVESCO Institutional, Inc.

Assets of the Enterprise Common Stock Fund

The assets of the Enterprise Common Stock Fund are invested in the Company’s Common Stock.

Schwab PCRA Fund

The Schwab PCRA Fund is a self-directed brokerage account in which Participants can select and manage a wide selection of investments including mutual funds and stocks. Deposits into the Schwab PCRA Fund must come from balances transferred from the other options in the Plan. Participants may transfer up to 100% of their account balance, less $500 to pay for certain fees, to the Schwab PCRA Fund.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service ruled, in a determination letter dated May 25, 2004, that the Plan qualifies under Section 401(a) of the IRC and, therefore, the underlying trust is not subject to tax under IRC Section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. While subsequent amendments have been made to the Plan, the Company believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are in the Company’s Common Stock. Since the Company is the Plan Sponsor, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of the Company (who may also be Participants in the Plan) at no cost to the Plan.

As of December 31, 2005 and 2004, the Master Trust held 3,226,559 and 3,444,786 shares, respectively, of the Company’s Common Stock, in the ESOP Fund and the Enterprise Common Stock Fund, with a market value per share of $64.97 and $51.77, respectively.

For the year ended December 31, 2005, the Master Trust recorded dividend income of approximately $7 million from the Company’s Common Stock.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from ERISA’s rules on prohibited transactions.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all Participants would become 100% vested in their account.

7.	PENDING MERGER

On December 20, 2004, the Company entered into an agreement and plan of merger (Merger Agreement) with Exelon Corporation (Exelon), which is headquartered in Chicago, Illinois, whereby PSEG will be merged with and into Exelon (Merger). The Merger Agreement has been unanimously approved by the Boards of Directors of PSEG and Exelon. On July 19, 2005, shareholders of PSEG voted to approve the Merger and on July 22, 2005, shareholders of Exelon voted to approve the issuance of common shares to PSEG shareholders to effect the Merger. Completion of the Merger is subject to approval by a number of governmental authorities, some of which have already been obtained.

Each Participant or beneficiary of the Plan will be entitled to receive a benefit immediately after the Merger equal to or greater than the benefit the Participant or beneficiary would have been entitled to receive immediately before the Merger. The merger of the Plan or transfer of assets or liabilities to any other plan will be deemed to be a termination or discontinuance of deposits and contributions.

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2005	2004

Net assets available for benefits per the financial statements	957,443,819	$888,704,226
Less: deemed distributions of Participant Loans	(38,854)	—

Net assets available for benefits per Form 5500	$957,404,965	$888,704,226

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to Form 5500:

2005

Increase in net assets available for benefits per the financial statements	$68,739,593
Less: deemed distributions of Participant Loans	(38,854)

Increase in net assets available for benefits per Form 5500	$68,700,739

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
THRIFT AND TAX-DEFERRED SAVINGS PLAN
PLAN No. 004, EIN No. 22-2625848

SCHEDULE H, PART IV LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Identity of Issue, Borrower or Similar Party	Description of Investment	Cost	Current Value

Various Participants*	1,016 Participant Loans (maturing 2006 to 2011 at interest rates of 4.00% to 10.75%)	$—	$11,143,969

* Permitted party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Public Service Enterprise Group Incorporated
Thrift and Tax-Deferred Savings Plan
(Name of Plan)

By:	/s/ Margaret M. Pego

Margaret M. Pego
Chairperson of Employee
Benefits Committee

Date: June 28, 2006

EXHIBIT INDEX

Exhibit Number

99	Consents of Independent Registered Public Accounting Firms